Prospectus Supplement No. 1                     Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated February 8, 2000)          Registration No. 333-91577

                              Prospectus Supplement
                                 July 3, 2001

This prospectus supplement relates to the resale by the holders of shares of Common Stock.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated February 8, 2000.

The information appearing under the heading "Selling Shareholders" on page 8 in the prospectus is hereby deleted in its entirety and replaced with the following:

The selling shareholders are Kent P. Dauten, B. Thomas Golisano, C. Richard Reese, Vincent J. Ryan and Schooner Capital LLC, a Delaware limited liability company. Prior to the offering of shares described in this prospectus, the selling shareholders beneficially owned the following shares. The number of shares beneficially owned by each person is determined according to the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. The percentage of outstanding shares beneficially owned prior to the offering assumes that 55,757,378 shares were issued and outstanding as of June 2, 2001, the date as of which the information in this table is given:

                                                                                             Percentage of
                                  Shares Beneficially                                      Outstanding Shares
                                       Owned                Maximum Number of Shares       Beneficially Owned
 Selling Shareholder               Prior to Offering              Being Offered            Prior to Offering*
 -------------------              -------------------       ------------------------       ------------------

Kent P. Dauten                       1,015,664 (1)               1,009,227                        1.8%

B. Thomas Golisano                   1,243,977 (2)               1,232,113                        2.2%

C. Richard Reese                     1,561,458 (3)                 662,045                        2.8%

Vincent J. Ryan                      5,102,562 (4)               2,298,549                        9.2%

Schooner Capital LLC                 2,736,076 (5)               2,736,076                        4.9%



* Includes all shares beneficially owned, not just those being offered. Except as otherwise indicated, the persons names in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

-----------

(1) Mr. Dauten is a director of Iron Mountain. Includes 6,437 shares that Mr. Dauten has the right to acquire pursuant to currently exercisable options. Such shares are not being offered under this prospectus.

(2) Mr. Golisano is a director of Iron Mountain. Includes 11,864 shares that Mr. Golisano has the right to acquire pursuant to currently exercisable options. Such shares are not being offered under this prospectus.

(3) Mr. Reese is a director, Chairman of the Board, Chief Executive Officer and President of Iron Mountain. Includes 25,164 shares of common stock held in trusts for the benefit of Mr. Reese's children not being offered under this prospectus, as to which Mr. Reese disclaims beneficial ownership. Also includes 874,249 shares of common stock as to which Mr. Reese shares beneficial ownership with Schooner Capital
         LLC ("Schooner") as a result of a 1988 deferred compensation arrangement, as amended, between Schooner and Mr. Reese relating to Mr. Reese's former services as President of the predecessor corporation to Schooner. Pursuant to such arrangement, upon the earlier to occur of
         (i) Schooner's sale or exchange of substantially all of the shares of common stock held by Schooner or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner is required to transfer such shares of common stock to Mr. Reese or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of common stock.

         Such shares are included in the maximum number of shares being offered under this prospectus by Schooner. Schooner has agreed to vote the shares of Common Stock subject to such arrangement at the direction of Mr. Reese.

(4) Mr. Ryan is a director of Iron Mountain. Includes (i) 6,437 shares that Mr. Ryan has the right to acquire pursuant to currently exercisable options; (ii) 6,000 shares held in a trust for the benefit of Mr. Ryan's heirs, as to which Mr. Ryan disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (iii)
         55,500 shares held by The Schooner Foundation as to which Mr. Ryan disclaims beneficial ownership. Such shares are not being offered under this prospectus. Also includes 2,736,076 shares of common stock held by Schooner, as to which Mr. Ryan has sole voting power and investment power as the Chairman of the Board of Schooner and the principal stockholder of Schooner Capital Trust, the sole member of Schooner. Such shares are included in the maximum number of shares being offered under this prospectus by Schooner.

(5) Mr. Ryan is the Chairman of the Board of Schooner and the principal shareholder of Schooner Capital Trust, the sole member of Schooner, and accordingly, has sole voting and investment power with respect to the shares of common stock held by Schooner. Includes 874,249 shares of common stock as to which Schooner shares beneficial ownership with Mr. Reese as described in footnote (3). Schooner has agreed to vote the shares of common stock subject to such arrangement at the direction of Mr. Reese.